SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

21 March 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 20 March 2007, Re:Silverstone Corporation Berhad ("SCB") - Debt and Corporate Restructuring Exercise of SCB Group ("SCB Scheme") - Proposed Variation to : 1.1) Redemption Date of the Zero-Coupon Redeemable Secured RM Denominated Bonds; and 1.2) Repayment Date of the Zero-Coupon Redeemable Secured USD Denominated Consolidated and Rescheduled Debts for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION on 20/03/2007 18:04:05
Submitted by SILVERSTONE CORPORATION on 20/03/2007 18:07:27
Reference No SC-070320-763DF

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**LIM KWEE PENG**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB")

DEBT AND CORPORATE RESTRUCTURING EXERCISE OF SCB GROUP ("SCB SCHEME")

1. PROPOSED VARIATION TO:

1.1 REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND

1.2 REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS").

* **Contents :-**

Reference is made to the announcements by SCB on 20 November 2006, 15 December 2006 and 24 January 2007 in relation to the proposed variation to the redemption/repayment date for the Bonds/SPV Debts on 31 December 2006 ("Proposed Variation").

The Board of Directors of SCB wishes to announce that SCB had on 19 March 2007, received the approval of Securities Commission *vide* its letter dated 16 March 2007, being the last of the approvals to be obtained for the Proposed Variation.

For further details on the Proposed Variation, shareholders and potential investors are advised to refer to SCB's announcement made on 20 November 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

1 ....

Secretary

20 MAR 2007

END